RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

RECEIVED

2007 MAR -6 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

28 February 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

07022891

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2006 and the Audited Results of the Group for the financial year ended 31 December 2006;

(ii) Announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company in respect of the Notice of Extraordinary General Meeting; and

(iii) Circular to Shareholders dated 27 February 2007 in relation to the following matters:

(a) Proposed Share Split involving the subdivision of each of our existing ordinary shares of RM0.50 each into 5 ordinary shares of RM0.10 each; and

(b) Proposed amendments to our Memorandum and Articles of Association.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED

APR 2 6 2007

THOMSON
FINANCIAL

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **28-02-2007 05:21:31 PM**
Submitted by **RESORTS WORLD** on **28-02-2007 06:23:13 PM**
Reference No **RW-070228-367C1**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **31-12-2006**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : **31-12-2006**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG-ANN4Q06 final.pc

Remarks:

The figures for the cumulative period have been audited.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31-12-2006	31-12-2005	31-12-2006	31-12-2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	1,088,121	957,128	3,808,493	3,613,980
2	Profit/(loss) before tax	237,406	269,493	1,138,677	1,301,576
3	Profit/(loss) for the period	147,860	166,156	945,458	967,797
4	Profit/(loss) attributable to ordinary equity holders of the parent	147,957	166,251	945,850	968,178
5	Basic earnings/(loss) per share (sen)	13.53	15.23	86.53	88.67
6	Proposed/Declared dividend per share (sen)	15.00	14.00	27.00	24.00

		AS AT END OF CURRENT QUARTER*	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	5.7100	5.1600

Remarks :

The figures for the cumulative period have been audited.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2006	31-12-2005	31-12-2006	31-12-2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	16,270	3,207	31,281	11,981
2	Gross interest expense	2,271	7,840	15,042	36,029

Remarks :

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2006. The figures for the cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

	UNAUDITED INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter (Restated)	Current year-to-date	Preceding year corresponding period (Restated)
	31.12.2006	31.12.2005	31.12.2006	31.12.2005
	RM'000	RM'000	RM'000	RM'000
Revenue	**1,088,121**	957,128	**3,808,493**	3,613,980
Cost of sales	**(624,478)**	(577,121)	**(2,302,232)**	(2,129,261)
Gross profit	**463,643**	380,007	**1,506,261**	1,484,719
Other income	**25,541**	5,700	**63,509**	44,951
Other expenses	**(62,213)**	(60,219)	**(203,226)**	(204,573)
Profit from operations	**426,971**	325,488	**1,366,544**	1,325,097
Finance cost	**(4,289)**	(7,859)	**(17,060)**	(36,143)
Share of results in jointly controlled entity and associates	**(185,276)**	(48,136)	**(210,807)**	12,622
Profit before taxation	**237,406**	269,493	**1,138,677**	1,301,576

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

	UNAUDITED INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter (Restated)	Current year-to-date	Preceding year corresponding year (Restated)
	31.12.2006	31.12.2005	31.12.2006	31.12.2005
	RM'000	RM'000	RM'000	RM'000
Taxation	**(89,546)**	(103,337)	**(193,219)**	(333,779)
Profit for the financial year	**147,860**	166,156	**945,458**	967,797
Attributable to:				
Equity holders of the Company	**147,957**	166,251	**945,850**	968,178
Minority interest	**(97)**	(95)	**(392)**	(381)
	147,860	166,156	**945,458**	967,797
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen)	**13.53**	15.23	**86.53**	88.67
Diluted earnings per share (sen)	**13.50**	15.21	**86.35**	88.66

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2006

	As at 31.12.2006 RM'000	Restated As at 31.12.2005 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,615,685	3,519,957
Land held for property development	186,117	186,117
Investment properties	21,653	22,254
Jointly controlled entity	1,075	1,066
Associate	2,070,550	2,155,595
Other long term assets	241,869	261,564
	6,136,949	6,146,553
Current assets		
Inventories	53,273	53,456
Trade and other receivables	186,225	126,700
Amount due from other related companies	13,823	7,401
Amount due from an associate	1,380	808
Short term investments	853,384	276,033
Bank balances and deposits	1,127,293	438,854
	2,235,378	903,252
TOTAL ASSETS	8,372,327	7,049,805
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	547,294	545,940
Reserves	5,702,208	5,090,541
	6,249,502	5,636,481
Minority Interests	8,136	8,528
TOTAL EQUITY	6,257,638	5,645,009
Non-current liabilities		
Other long term liabilities	91,550	71,282
Long term borrowings	1,126,883	137,632
Deferred taxation	187,964	173,051
	1,406,397	381,965
Current liabilities		
Trade and other payables	479,145	475,549
Amount due to holding company	12,854	10,382
Amount due to other related companies	45,053	41,456
Amount due to jointly controlled entity	167	-
Short term borrowings	87,813	396,128
Taxation	83,260	99,316
	708,292	1,022,831
TOTAL LIABILITIES	2,114,689	1,404,796
TOTAL EQUITY AND LIABILITIES	8,372,327	7,049,805
NET ASSETS PER SHARE (RM)	5.71	5.16

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

	Part I Note	Attributable to equity holders of the Company						
		Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Retained Earnings RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
At 1 January 2005								
As previously stated		545,922	33,333	6,546	4,167,235	4,753,036	8,909	4,761,945
Prior year adjustment – effect of adopting:								
- FRS 121	(a)(i)(cc)	-	-	74,631	-	74,631	-	74,631
At 1 January 2005 (restated)		545,922	33,333	81,177	4,167,235	4,827,667	8,909	4,836,576
Foreign exchange differences recognised directly in equity		-	-	(14,362)	-	(14,362)	-	(14,362)
Profit for the financial year		-	-	-	968,178	968,178	(381)	967,797
Total recognised income and expenses for the financial year		-	-	(14,362)	968,178	953,816	(381)	953,435
Share of equity portion in associate's convertible bonds		-	-	19,732	-	19,732	-	19,732
Issue of shares		18	335	-	-	353	-	353
Appropriation:								
Final dividend paid for the year ended 31 December 2004 (11.0 sen less 28% income tax)		-	-	-	(86,474)	(86,474)	-	(86,474)
Interim dividend paid for the year ended 31 December 2005 (10.0 sen less 28% income tax)		-	-	-	(78,613)	(78,613)	-	(78,613)
At 31 December 2005 (restated)		545,940	33,668	86,547	4,970,326	5,636,481	8,528	5,645,009

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 (CONT'D)

		Attributable to equity holders of the Company						
	Part I Note	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Retained Earnings RM'000	Total RM'000	Minority Interest RM'000	Total Equity RM'000
At 1 January 2006								
As previously stated		545,940	33,668	25,108	4,970,757	5,575,473	8,528	5,584,001
Prior year adjustment - effect of adopting:								
- FRS 121	(a)(i)(cc)	-	-	61,439	(431)	61,008	-	61,008
At 1 January 2006 (restated)		545,940	33,668	86,547	4,970,326	5,636,481	8,528	5,645,009
Foreign exchange differences recognised directly in equity		-	-	(156,064)	-	(156,064)	-	(156,064)
Profit for the financial year		-	-	-	945,850	945,850	(392)	945,458
Total recognised income and expenses for the financial year		-	-	(156,064)	945,850	789,786	(392)	789,394
Share based payments		-	-	150	-	150	-	150
Issue of shares		1,354	26,418	-	-	27,772	-	27,772
Appropriation: Final dividend paid for the year ended 31 December 2005 (14.0 sen less 28% income tax)		-	-	-	(110,213)	(110,213)	-	(110,213)
Interim dividend paid for the financial year ended 31 December 2006 (12.0 sen less 28% income tax)		-	-	-	(94,474)	(94,474)	-	(94,474)
At 31 December 2006		547,294	60,086	(69,367)	5,711,489	6,249,502	8,136	6,257,638

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

	Current Year-To-Date 31.12.2006 RM'000	Preceding Year-To-Date 31.12.2005 RM'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	1,138,677	1,301,576
Adjustments for:		
Depreciation of property, plant and equipment	233,550	232,005
Interest expense	15,042	36,029
Interest income	(31,281)	(11,981)
Share of results in jointly controlled entity and associates	210,807	(12,622)
Provision for retirement gratuities	22,975	9,511
Unrealised exchange gain	(7,197)	(1,800)
Gain on disposal of short term investment	(50)	(113,333)
Gain on disposal of investment in a subsidiary	-	(9,191)
Additional gain from disposal of investment	-	(9,000)
Other non-cash items and adjustments	4,788	4,827
	448,634	124,445
Operating profit before working capital changes	1,587,311	1,426,021
Net change in current assets	(9,543)	(23,099)
Net change in current liabilities	(2,045)	(11,571)
	(11,588)	(34,670)
Cash generated from operations	1,575,723	1,391,351
Net tax paid	(248,071)	(257,471)
Retirement gratuities paid	(1,862)	(1,382)
Deferred membership fees	(844)	4,085
	(250,777)	(254,768)
Net Cash Generated From Operating Activities	1,324,946	1,136,583
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(319,262)	(409,866)
Investment in associate	(263,772)	-
Other investments	32,270	20,030
Net Cash Used In Investing Activities	(550,764)	(389,836)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	27,772	353
Dividend paid	(204,687)	(165,087)
Interest paid	(18,290)	(40,089)
Repayment of borrowings	(396,128)	(476,473)
Borrowings from financial institutions	-	19,000
Net proceed from the issuance of Zero Coupon Convertible Notes	1,083,915	-
Net Cash Generated From/(Used In) Financing Activities	492,582	(662,296)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,266,764	84,451
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	714,808	630,357
EFFECT OF CURRENCY TRANSLATION	(895)	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	1,980,677	714,808
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	1,127,293	438,854
Money market instruments (included in short term investments)	853,384	275,954
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	1,980,677	714,808

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

Part I: Compliance with Financial Reporting Standard (FRS) 134

a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The figures for the cumulative period have been audited.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2005.

i) Changes in Accounting Policies

The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2005 as well as the new/revised Malaysian Accounting Standards Board ("MASB") approved accounting standards that are effective and applicable in the current financial year.

In the current financial year ended 31 December 2006, the Group adopted the following new/revised FRSs which are applicable to financial statements for annual periods beginning on or after 1 January 2006 and are relevant to its operations. The 2005 comparatives have been restated as required, in accordance with the relevant requirements.

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-Current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The Group has not adopted the following FRSs which are applicable to financial statements for annual periods beginning on or after 1 October 2006:

FRS 117	Leases
FRS 124	Related Party Disclosures

The adoption of the new/revised FRSs did not result in substantial changes to the Group's accounting policies other than the effects of the following FRSs:

FRS 2	Share-based Payment
FRS 101	Presentation of Financial Statements
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 140	Investment Property

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group is as discussed below:

(aa) FRS 2 Share-based Payment

An entity is required to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity.

The Company's Executive Share Option Scheme for Eligible Executives of Resorts World Bhd ("ESOS") is an equity-settled share-based compensation plan. Prior to 1 January 2006, no compensation expense was recognised in the income statement for share options granted. Effective on 1 January 2006, with the adoption of FRS 2, the fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The fair value is measured by the use of a trinomial model. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of each share option granted at the grant date and the number of share options vested by vesting date, with a corresponding increase in equity. Before the end of the vesting period, at each balance sheet date, the Group will revise its estimate of the number of share options that are expected to be vested at the vesting date and it recognises the impact of this revision in the income statement with a corresponding adjustment to equity. After the vesting date, no adjustment to the income statement is made. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium account when the share options are exercised.

Under the transitional provision of FRS 2, this FRS is applied to share options that were granted after 31 December 2004 and had not vested on 1 January 2006. The financial impact to the Group arising from this change in accounting policy is as follows:

	Quarter ended		Year ended	
	31.12.2006 RM'000	31.12.2005 RM'000	31.12.2006 RM'000	31.12.2005 RM'000
Decrease in profit for the period	32	-	150	-

(bb) FRS 101 Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interest, share of results in associates and other disclosures. In the consolidated balance sheet, minority interests are now presented within equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit for the period. A similar requirement is applicable to the statement of changes in equity where it requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the Company and to minority interest.

Share of results in associates is disclosed net of tax and minority interests in the consolidated income statement.

FRS 101 also requires the disclosure of certain items on the face of the consolidated balance sheet. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with comparatives restated to conform with the current period's presentation (See Part I (a) (ii)).

(cc) FRS 121 The Effects of Changes in Foreign Exchange Rates

The financial statements of each entity in the Group is measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

Foreign currency transactions of each entity in the Group are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the results and financial position of all the group entities which have a functional currency different from that of the parent company's functional currency are translated into the parent company's functional and presentation currency as follows:

(1) assets and liabilities for each balance sheet presented are translated at the closing rate;
(2) income and expenses for each income statement are translated at average exchange rates; and
(3) all resulting exchange differences are recognised as a separate component of equity.

Previously, for foreign operations, the monetary assets and liabilities are translated at the closing rate on the balance sheet date. All other balance sheet items are translated at historical rate. All resulting exchange differences are recognised in the income statement.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. Previously, such exchange differences are taken into the income statement on the Group's financial statements.

The changes above are accounted for retrospectively. The comparative amounts as at 31 December 2005 are restated and the opening balance of retained earnings as at 1 January 2006 has been adjusted. The financial impact to the Group arising from this change in accounting policy is as follows:

	As at 1.1.2006 RM'000
Increase in Associate	62,402
Decrease in Other Long Term Assets	(1,394)
Increase in Reserves	61,008

	3 months ended		**12 months ended**	
	31.12.2006 RM'000	**31.12.2005 RM'000**	**31.12.2006 RM'000**	**31.12.2005 RM'000**
Increase/(Decrease) in profit for the period	-	137	-	(431)

As disclosed in Part I (a) (ii), certain comparatives have been restated due to this change in accounting policy.

(dd) FRS 140 Investment Property

FRS 140 defines an investment property as a property held for long-term rental yield and/or for capital appreciation and, that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure all its investment properties. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item on the face of the consolidated balance sheet within non-current assets. In line with the revised requirements of FRS 101, the comparative is restated to conform with the current period's presentation (See Part I (a) (ii)). The effect to the Group arising from this change in accounting policy is as follows:

	As at 1.1.2006 RM'000
Increase in Investment Properties	22,254
Decrease in Property, Plant and Equipment	(22,254)

ii) Comparative Figures

The following comparative amounts have been restated due to the adoption of the new and revised FRSs:

	As previously reported RM'000	Part I Note	Effect of changes in accounting policies RM'000	Restated RM'000
As at 31 December 2005				
Property, plant and equipment	3,542,211	(a)(i)(dd)	(22,254)	3,519,957
Investment properties	-	(a)(i)(dd)	22,254	22,254
Associates	2,093,193	(a)(i)(cc)	62,402	2,155,595
Other long term assets	262,958	(a)(i)(cc)	(1,394)	261,564
Reserves	5,029,533	(a)(i)(cc)	61,008	5,090,541
Fourth quarter ended 31 December 2005				
Other income	5,563	(a)(i)(cc)	137	5,700
Profit from operations	325,351	(a)(i)(cc)	137	325,488
Share of results from associates	(47,966)	(a)(i)(bb)	(170)	(48,136)
Profit before taxation	269,526	(a)(i)(bb)	(170)	269,493
		(a)(i)(cc)	137	
Taxation	(103,507)	(a)(i)(bb)	170	(103,337)
Profit for the period	166,114	(a)(i)(bb)	(95)	166,156
		(a)(i)(cc)	137	

ii) Comparative Figures (Cont'd)

Financial year ended 31 December 2005	As previously reported RM'000	Part I Note	Effect of changes in accounting policies RM'000	Restated RM'000
Other income	45,382	(a)(i)(cc)	(431)	44,951
Profit from operations	1,325,528	(a)(i)(cc)	(431)	1,325,097
Share of results from associates	16,421	(a)(i)(bb)	(3,799)	12,622
Profit before taxation	1,305,806	(a)(i)(bb)	(3,799)	1,301,576
		(a)(i)(cc)	(431)	
Taxation	(337,578)	(a)(i)(bb)	3,799	(333,779)
Profit for the financial year	968,609	(a)(i)(bb)	(381)	967,797
		(a)(i)(cc)	(431)	

b) ***Disclosure of Audit Report Qualification and Status of Matters Raised***

The audit report of the Group's annual financial statements for the year ended 31 December 2005 was not qualified.

c) ***Seasonal or Cyclical Factors***

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) ***Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows***

There has not arisen in the current financial year ended 31 December 2006 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence except the over provision of income tax in respect of prior years as disclosed in note 5 of Part II to this financial report.

e) ***Material Changes in Estimates***

There were no material changes in estimates of amounts reported in prior interim periods of the current financial year ended 31 December 2006 or that of prior financial years.

f) Changes in Debt and Equity Securities

i) The Company issued 2,709,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the current financial year ended 31 December 2006 at the following exercise price:

Exercise price (RM)	No. of options exercised during the year
8.50	81,000
9.49	45,000
10.32	2,583,000
	2,709,000

ii) On 7 September 2006, the Company, through CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) ("CIMB") announced that the Company proposed to issue RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes"). The Notes are convertible into ordinary shares of RM0.50 each in the Company ("Resorts World Shares") in accordance with the terms and conditions of the Notes ("Terms").

The Notes are convertible at the option of the holders of the Notes ("Noteholders") into Resorts World Shares, at a conversion price of RM12.75 per Resorts World share. The conversion price will be adjusted on the reset dates as stipulated in the Terms. The Company may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash at 99% of their principal amount on the maturity date.

The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and/or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad.

The Notes were issued on 21 September 2006.

Other than the above, there were no other issuance, resale and repayment of debt and equity securities, shares cancellation and shares repurchased for the current financial year ended 31 December 2006.

g) Dividends Paid

Dividends paid during the current financial year ended 31 December 2006 is as follows:

	RM'000
Final dividend paid on 24 July 2006 for the financial year ended 31 December 2005 14.0 sen less 28% tax per ordinary share of RM0.50 each	110,213
Interim dividend paid on 27 October 2006 for the financial year ended 31 December 2006 12.0 sen less 28% tax per ordinary share of RM0.50 each	94,474
	204,687

h) Segment Information

Segment analysis for the current financial year ended 31 December 2006 is set out below:

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue					
External	3,786,075	4,682	17,736	-	3,808,493
Inter segment	1,206	6,997	55,026	(63,229)	-
	3,787,281	11,679	72,762	(63,229)	3,808,493
Results					
Segment profit	1,306,789	1,160	27,314	-	1,335,263
Interest income					31,281
Finance cost					(17,060)
Share of results in jointly controlled entity and associate					(210,807)
Profit before taxation					1,138,677
Taxation					(193,219)
Profit for the year					945,458

i) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2005.

j) Material Events Subsequent to the end of Financial Year

On 15 January 2007, the Company through CIMB Investment Bank Berhad ("CIMB") announced the following:

a) Proposed share split involving the subdivision of each of the existing ordinary shares of RM0.50 each into 5 ordinary shares of RM0.10 each ("Split Shares") ("Proposed Share Split"); and

b) Amendments to the Memorandum and Articles of Association of the Company to facilitate the Proposed Share Split.

(collectively the "Proposals")

On 8 February 2007, the Company through CIMB further announced the following:

i) that the Securities Commission ("SC") had, through its letter dated 6 February 2007, granted its approval for the Proposed Share Split and the listing of and quotation for the ordinary shares of RM0.10 each of the Company to be issued under the Proposed Share Split on the Main Board of Bursa Malaysia Securities Berhad ("Bursa Securities"); and

ii) that Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the Proposed Share Split and its approval-in-principle for the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities.

The SC's approval as disclosed in item (i) above is subject to full compliance by CIMB and the Company with all the relevant requirements pertaining to the implementation of the Proposed Share Split as stipulated in the SC's Policies and Guidelines on Issue/Offer of Securities.

Bursa Securities' approval and approval-in-principle as disclosed in item (ii) above is subject to full compliance by the Company with all the requirements pertaining to the Proposed Share Split as provided under the Listing Requirements of Bursa Securities at all times.

The Proposals are also subject to and conditional upon approvals being obtained from shareholders of the Company at an extraordinary general meeting to be convened.

Other than the above, there were no other material events subsequent to the end of the current financial year that have not been reflected in the financial statements for the financial year ended 31 December 2006.

k) Changes in the Composition of the Group

There have been no material changes in the composition of the Group for the current financial year ended 31 December 2006.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2005.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 December 2006 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	137,666
- not contracted	402,025
	539,691

Part II : Compliance with Appendix 9B of Bursa Securities Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	4Q2006	4Q2005	%	3Q2006	%	2006	2005	%
	RM'Mil	RM'Mil	+/-	RM'Mil	+/-	RM'Mil	RM'Mil	+/-
Revenue								
Leisure & Hospitality	1,083.5	952.9	*14*	992.1	*9*	3,786.1	3,476.5	*9*
Property	1.4	1.8	*-22*	0.8	*75*	4.7	7.4	*-36*
Sale of investments	-	-	*0*	-	-	-	113.3	*>-100*
Others	3.2	2.4	*33*	2.9	*10*	17.7	16.8	*5*
	1,088.1	957.1	*14*	995.8	*9*	3,808.5	3,614.0	*5*
Profit Before Tax								
Leisure & Hospitality	401.9	322.6	*25*	360.4	*12*	1,306.8	1,171.0	*12*
Property	(0.1)	0.6	*>-100*	0.1	*>-100*	1.2	3.3	*-64*
Others	8.9	(1.0)	*>100*	1.6	*>100*	27.3	138.8	*-80*
	410.7	322.2	*27*	362.1	*13*	1,335.3	1,313.1	*2*
Interest income	16.3	3.2	*>100*	6.9	*>100*	31.3	12.0	*>100*
Finance cost	(4.3)	(7.8)	*45*	(2.8)	*-54*	(17.1)	(36.1)	*53*
Share of results in jointly controlled entity and associates	(185.3)	(48.1)	*>-100*	78.5	*>-100*	(210.8)	12.6	*>-100*
Profit before tax	237.4	269.5	*-12*	444.7	*-47*	1,138.7	1,301.6	*-13*

The Group registered revenue of RM1,088.1 million and profit before tax of RM237.4 million in the current quarter. Revenue increased by 14% whilst profit before tax decreased by 12% compared to the corresponding quarter in the previous year.

The increase in revenue in the current quarter is mainly attributable to better underlying performance in the leisure and hospitality segment. This was mainly due to higher volume of business and better luck factor in the premium player business.

The lower profit before tax in the current quarter is mainly due to higher share of losses incurred by Star Cruises Limited ("SCL"), an associate, amounting to RM185.3 million compared to RM48.1 million in the corresponding quarter of the previous year. However, the leisure and hospitality segment recorded an increase in profit before tax by 25%.

The Group registered revenue of RM3,808.5 million and profit before tax of RM1,138.7 million in the current financial year ended 31 December 2006. Revenue increased by 5% during the financial year whilst profit before tax decreased by 13% compared to the previous financial year ended 31 December 2005. The higher revenue is mainly due to the higher volume of business in the leisure and hospitality segment.

The lower profit before tax in the current financial year is mainly due to:

- gain arising from disposal of equity interest in London Clubs International plc amounting to RM113.3 million in the previous financial year;
- gains from disposal of other investments amounting to RM18.1 million in the previous financial year; and
- share of losses of SCL amounting to RM210.8 million in the current financial year compared to share of profit of RM11.8 million in the previous financial year.

However, the leisure and hospitality segment recorded an increase in profit before tax by 12% mainly attributable to higher volume of business.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The Group registered a profit before tax of RM237.4 million in the current quarter compared with RM444.7 million in the preceding quarter.

The lower profit before tax is due to share of losses incurred by SCL amounting to RM185.3 million in current quarter compared to share of profit of RM78.5 million in the preceding quarter. However, leisure and hospitality segment recorded an increase in profit before tax by 12% which is mainly attributable to higher volume of business.

3) ***Prospects***

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the coming financial year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial year ended 31 December 2006 are as follows:

	Current quarter ended 31 December 2006 RM'000	Current financial year ended 31 December 2006 RM'000
Current taxation charge:		
Malaysian income tax charge	80,008	285,338
Deferred tax charge	9,916	11,193
	89,924	296,531
Prior years' taxation:		
Income tax over provided	(22)	(107,034)
Deferred tax (over)/ under provided	(356)	3,722
	89,546	193,219

The effective tax rate of the Group for the current quarter ended 31 December 2006, before the adjustment of taxation in respect of prior years, is higher than the statutory income tax rate mainly due to share of losses in an associate. Excluding this share of losses, effective tax rate is lower than the statutory income tax rate mainly due to tax incentives claimed for the quarter.

The effective tax rate of the Group for the financial year ended 31 December 2006, before the adjustment of taxation in respect of prior years, is lower than the statutory income tax rate principally due to tax incentives claimed for the year and the lower deferred tax charge following the reduction in the income tax rate as announced in the 2007 budget proposal by the government.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current financial year ended 31 December 2006 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiaries and Associates***

(a) The dealings in quoted securities for the current quarter and financial year ended 31 December 2006 are as follows:

	Current quarter	Current financial year ended 31 December 2006
	RM'000	RM'000
Total disposal proceeds	130	130
Total gain on disposals	50	50

(b) The details of the investments in quoted shares excluding subsidiaries and associates as at 31 December 2006 are set out below:

	RM'000
Total investments at cost	229,182
Total investments at book value	229,182
Total investments at market value	688,976

8) ***Status of Corporate Proposals Announced***

Other than as disclosed in note (*j*) of Part I to this financial report, there were no other corporate proposals announced but not completed as at 21 February 2007.

9) ***Group Borrowings and Debt Securities***

The details of the Group's borrowings are as set out below:

		As at 31 December 2006	
		Foreign currency USD'000	**RM Equivalent '000**
Short term borrowings	Unsecured	24,837	87,813
Long term borrowings	Unsecured	11,588	40,968
	Unsecured	-	1,085,915
			1,214,696

10) Off Balance Sheet Financial Instruments

As at 21 February 2007, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	5	25/01/2007	28/02/2007
US Dollars	196	16/02/2007	26/02/2007
Total	201		

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD13.25 million each was repaid on 29 November 2004, 28 November 2005 and 27 November 2006 respectively. The balance outstanding on this loan amounts to USD13.25 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	27/11/2007	6,367
16 January 2004	28 May 2004	27/11/2007	6,883
Total			13,250

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(ii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR. Of these amounts, USD9.0 million was repaid on 25 November 2005 and USD2.59 million was repaid on 12 December 2005. On 24 November 2006 and 11 December 2006, repayments amounting to USD9.0 million and USD2.59 million respectively were made. The balance outstanding on this loan amounts to USD23.17 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
12 April 2004	11 June 2004	11/12/2007 to 11/12/2008	2,587
13 April 2004	24 May 2004	24/11/2007 to 24/11/2008	9,000
07 May 2004	11 June 2004	11/12/2007 to 11/12/2008	2,588
Total			23,175

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 21 February 2007.

12) Dividend Proposed or Declared

(a) (i) A final dividend for the current financial year ended 31 December 2006 has been recommended by the Directors for approval by shareholders.

(ii) The recommended final dividend, if approved, shall amount to 15.0 sen per ordinary share of 50 sen each, less 27% tax.

(iii) The final dividend paid in respect of the previous financial year ended 31 December 2005 amounted to 14.0 sen per ordinary share of 50 sen each, less 28% tax.

(iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2006, including the above recommended final dividend, if approved, would amount to 27.0 sen per ordinary share of 50 sen each, comprising an interim dividend of 12 sen per ordinary share of 50 sen each, less 28% tax; and a proposed final dividend of 15.0 sen per ordinary share of 50 sen each, less 27% tax.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2006 are as follows:

	Current quarter RM'000	Current financial year ended 31 December 2006 RM'000
Profit for the financial year attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	147,957	945,850

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2006 are as follow:

	Current quarter Number of shares	Current financial year ended 31 December 2006 Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,093,751,769	1,093,096,964
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	2,457,446	2,324,302
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,096,209,215	1,095,421,266

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD

28 February 2007

Form Version 2.0

General Announcement

Initiated by MB_CIMB3 on 26/02/2007 06:24:36 PM
Submitted by MB_CIMB3 on 26/02/2007 06:42:31 PM
Reference No MM-070226-66276
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

* **Main Board/ Second Board Company**
* **New Announcement**

Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)**
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS WORLD**
* Stock code	:	**4715**
* Type	:	**Announcement**

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

NOTICE OF EXTRAORDINARY GENERAL MEETING ("EGM")

* **Contents :-**

On behalf of Resorts World, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) is pleased to announce that an EGM of Resorts World will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment, for the purpose of considering and, if thought fit, passing the resolutions set out in the attached Notice of EGM.

This announcement is dated 26 February 2007.

Notice of EGM advert (Resorts).p

RESORTS WORLD BHD

(Company No. 58019-U)
(Incorporated in Malaysia under the Companies Act, 1965)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Resorts World Bhd ("**Resorts World**" or "**Company**") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment, for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION

PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF THE EXISTING ORDINARY SHARES OF RM0.50 EACH IN RESORTS WORLD INTO 5 ORDINARY SHARES OF RM0.10 EACH IN RESORTS WORLD ("PROPOSED SHARE SPLIT")

"**THAT,** subject to the passing of the Special Resolution and approvals being obtained from the relevant regulatory authorities and parties (where required), approval be and is hereby given to the Directors of the Company to subdivide each of the existing ordinary shares of RM0.50 each in the Company, held by the registered shareholders of the Company whose names appear in the Register of Members at the close of business on a date to be determined by the Directors of the Company, into 5 ordinary shares of RM0.10 each in the Company ("**Split Shares**"), which will be fully paid-up;

THAT the Split Shares shall, upon allotment and issue, rank equal in all respects with each other;

AND THAT the Directors of the Company be and are hereby empowered, authorised and directed to do all such acts and things and take such steps, execute such documents and enter into any arrangements and agreements with any party or parties as they may deem fit, necessary, expedient and/or appropriate in order to implement, finalise and/or give effect to the Proposed Share Split with full powers to assent to any terms, modifications, conditions, variations and/or amendments as may be agreed to/required by the relevant regulatory authorities or as a consequence of any such requirement or as may be deemed necessary and/or expedient in the best interests of the Company."

SPECIAL RESOLUTION

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF RESORTS WORLD ("PROPOSED M&A AMENDMENTS")

"**THAT,** subject to the passing of the Ordinary Resolution and approvals being obtained from the relevant parties (where required), approval be and is hereby given to the Directors of the Company to:

(a) delete the existing Clause V of the Memorandum of Association of the Company in its entirety and substituting in place thereof the following new Clause V upon the implementation of the Proposed Share Split:

"The Capital of the Company is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each."; and

(b) delete the existing Article 5 of the Articles of Association of the Company in its entirety and substituting in place thereof the following new Article 5 upon the implementation of the Proposed Share Split:

"The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each.""

By Order of the Board

TAN WOOI MENG (MIA 5002(RA))
Company Secretary

Kuala Lumpur
27 February 2007

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than 2) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints 2 proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment.

In the case of a corporation, the instrument appointing a proxy must be either under seal or signed by a duly authorised officer or attorney.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

The Notice of Extraordinary General Meeting ("**EGM**") and the Form of Proxy are enclosed in this Circular. Our EGM will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment.

Bursa Malaysia Securities Berhad ("**Bursa Securities**") is not responsible for the contents of this Circular, makes no representation that this Circular is accurate or complete and expressly disclaims any liability for any loss arising from, or due to your reliance on the whole or any part of the contents of this Circular. Bursa Securities has not perused the contents of this Circular in relation to the Proposed M&A Amendments (as defined in the Circular) before the issue of this Circular.

RESORTS WORLD BHD

(Company No. 58019-U)
(Incorporated in Malaysia under the Companies Act, 1965)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

(I) PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF OUR EXISTING ORDINARY SHARES OF RM0.50 EACH INTO 5 ORDINARY SHARES OF RM0.10 EACH; AND

(II) PROPOSED AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

AND

NOTICE OF EGM

Adviser

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

Last date and time for lodging the Proxy Form	:	Monday, 19 March 2007 at 3.00 p.m.
Date and time of the EGM	:	Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment

This Circular is dated 27 February 2007

DEFINITIONS

The following terms in this Circular have the same meaning as set out below unless the context requires otherwise:

Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad
CIMB	:	CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)*
CN	:	Convertible notes in our Company
EGM	:	Extraordinary general meeting
Entitlement Date	:	A date, to be determined and announced later, as at the close of business on which you must be registered in our Register of Members in order for you to be entitled to the Proposed Share Split
ESOS	:	Executive Share Option Scheme for eligible executives of our Group
LPD	:	9 February 2007, being the latest practicable date before the printing of this Circular
NA	:	Net assets
Proposals	:	Proposed Share Split and Proposed M&A Amendments, collectively
Proposed M&A Amendments	:	Proposed amendments to Clause V of our Memorandum of Association and Article 5 of our Articles of Association, the details of which are set out in Section 2.2 of this Circular
Proposed Share Split	:	Proposed share split involving the subdivision of each of our existing Shares into 5 Split Shares
SC	:	Securities Commission
Shares	:	Ordinary shares of RM0.50 each
Split Shares	:	Ordinary shares of RM0.10 each in our Company
RM and sen	:	Ringgit Malaysia and sen respectively

All references to "our Company" or "Resorts World" in this Circular are to Resorts World Bhd, references to "our Group" or "Resorts World Group" are to our Company and our consolidated subsidiaries and references to "we", "us", "our" and "ourselves" are to our Company, and save where the context otherwise requires, our consolidated subsidiaries.

All references to "you" in this Circular are to the shareholders of our Company.

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

All references to the time of day in this Circular are references to Malaysian time.

Certain figures in this Circular have been subject to rounding adjustments.

CONTENTS

PAGE

RESORTS WORLD BHD

(Company No. 58019-U)
(Incorporated in Malaysia under the Companies Act, 1965)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

27 February 2007

Board of Directors:

Tan Sri Lim Kok Thay *(Chairman & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Alwi Jantan *(Executive Director)*
Quah Chek Tin *(Non-Independent Non-Executive Director)*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman *(Independent Non-Executive Director)*
Tan Sri Dr. Lin See Yan *(Independent Non-Executive Director)*
Tan Sri Clifford Francis Herbert *(Independent Non-Executive Director)*
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin *(Independent Non-Executive Director)*

To our shareholders

Dear Sir/Madam

(I) PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF OUR EXISTING SHARES INTO 5 SPLIT SHARES; AND

(II) PROPOSED AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION

1. INTRODUCTION

1.1 On 15 January 2007, CIMB, on our behalf, announced that we propose to implement the following:

(i) a share split involving the subdivision of each of our existing Shares into 5 Split Shares; and

(ii) amendment to certain provisions of our Memorandum and Articles of Association to facilitate the Proposed Share Split.

1.2 On 8 February 2007, CIMB, on our behalf, announced the following:

(i) that the SC had, through its letter dated 6 February 2007, granted its approval for the Proposed Share Split and the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities; and

(ii) that Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the Proposed Share Split and its approval-in-principle for the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities.

The SC's approval as disclosed in item (i) above is subject to full compliance by CIMB and us with all the relevant requirements pertaining to the implementation of the Proposed Share Split as stipulated in the SC's Policies and Guidelines on Issue/Offer of Securities.

Bursa Securities' approval and approval-in-principle as disclosed in item (ii) above are subject to full compliance by us with all the requirements pertaining to the Proposed Share Split as provided under the Listing Requirements of Bursa Securities at all times.

1.3 Save for the Proposals, we have not announced any other corporate exercise or scheme which has not been completed as at the LPD.

1.4 This Circular seeks to provide you with details of the Proposals. We will be seeking your approval for the resolutions on the Proposals to be tabled at our coming EGM. The Notice of the EGM and the Form of Proxy are enclosed in this Circular.

WE ADVISE YOU TO READ AND CONSIDER THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS ON THE PROPOSALS.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Share Split

2.1.1 We propose to implement a share split involving the subdivision of each of our existing Shares, held by our shareholders as at the Entitlement Date, into 5 Split Shares.

2.1.2 As at 31 January 2007, our issued and paid-up share capital is RM555.4 million comprising 1,110.7 million Shares. For illustrative purposes, based on our share capital as at 31 January 2007, our issued and paid-up share capital would be RM555.4 million comprising 5,553.7 million Split Shares upon completion of the Proposed Share Split. The resultant number of Split Shares upon completion of the Proposed Share Split can only be determined on the Entitlement Date, after taking into account issuance of new Shares in our Company (if any) up to the Entitlement Date.

2.1.3 The Split Shares shall, upon allotment and issue, rank equal in all respects with each other.

2.1.4 For illustrative purposes, based on the last transacted market price of our Shares on the LPD, the market price of our Shares after the Proposed Share Split will be adjusted as follows:

	Assumed no. of ordinary shares held	Par value RM	Market price per share RM	Total value RM
As at the LPD	100	0.50	15.90	1,590
After the Proposed Share Split	500	0.10	3.18	1,590

2.1.5 After obtaining your approval at our coming EGM, we will:

(i) announce to Bursa Securities the Entitlement Date which will be fixed by our Board; and

(ii) forward to our shareholders a notice of subdivision of shares which will provide information on the suspension of the trading of our Shares, the Entitlement Date and the procedures to implement the Proposed Share Split.

2.2 Proposed M&A Amendments

In conjunction with the Proposed Share Split, we propose to amend Clause V of our Memorandum of Association and Article 5 of our Articles of Association as follows:

(i) Memorandum of Association

Existing Clause V	*Proposed Clause V*
The Capital of the Company is RM800,000,000/- divided into 1,600,000,000 ordinary shares of 50 sen each.	The Capital of the Company is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each.

(ii) Articles of Association

Existing Article 5	*Proposed Article 5*
The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 1,600,000,000 ordinary shares of 50 sen each.	The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each.

2.3 The Proposed Share Split and the Proposed M&A Amendments are inter-conditional.

2.4 We expect to complete the Proposals by the second quarter of 2007.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Share Split

While the Proposed Share Split will not have any direct impact on our market capitalisation, it will reduce the market price of our Shares immediately to one-fifth of the market price before the Proposed Share Split, hence allowing investors to trade our Shares at a lower price. The Proposed Share Split will enable our shareholders to have a larger number of ordinary shares in our Company while maintaining their percentage of equity interest in our Company.

3.2 Proposed M&A Amendments

The Proposed M&A Amendments will facilitate the subdivision of our Shares under the Proposed Share Split.

4. EFFECTS OF THE PROPOSALS

The Proposed M&A Amendments will not have any effect on our share capital, NA per share or earnings per share.

The effects of the Proposed Share Split are set out below.

4.1 Share capital

(i) Authorised share capital

The effects of the Proposed Share Split on our authorised share capital are as follows:

	Par value RM	No. of ordinary shares million	Authorised share capital RM million
As at 31 January 2007	0.50	1,600.0	800.0
After the Proposed Share Split	0.10	8,000.0	800.0

(ii) Issued and paid-up share capital

The effects of the Proposed Share Split on our issued and paid-up share capital are as follows:

	Par value RM	No. of ordinary shares million	Issued and paid-up share capital RM million
As at 31 January 2007	0.50	1,110.7	555.4
After the Proposed Share Split	0.10	5,553.7	555.4

(iii) **Shares to be issued under the ESOS**

The proforma effects of the Proposed Share Split on the shares to be issued by us assuming full exercise of the existing share options under the ESOS are as follows:

	No. of ordinary shares to be issued million	Par value RM
As at 31 January 2007	11.0	0.50
After the Proposed Share Split	55.2	0.10

(iv) **Shares to be issued assuming full conversion of existing CN**

The proforma effects of the Proposed Share Split on the shares to be issued by us assuming full conversion of existing CN are as follows:

	No. of ordinary shares to be issued million	Par value RM
As at 31 January 2007	70.9	0.50
After the Proposed Share Split	354.6	0.10

4.2 NA per share

The proforma effects of the Proposed Share Split on our NA per share based on our audited consolidated accounts as at 31 December 2005 are as follows:

	Audited as at 31.12.2005 RM million	After the Proposed Share Split RM million
Share capital	545.9	545.9
Share premium	33.7	33.7
Reserves	25.0	25.0
Unappropriated profit	4,970.8	4,970.7*2
NA	5,575.4	5,575.3
No. of ordinary shares in issue (million)	1,091.8*1	5,459.0
NA per ordinary share (RM)	5.11	1.02

Notes:

*1 *The number of our Shares in issue increased from 1,091.8 million Shares as at 31 December 2005 to 1,110.7 million Shares as at 31 January 2007 due to conversion of CN and exercise of options under the ESOS.*

*2 *After estimated incidental expenses for the Proposals.*

4.3 Earnings per share

The Proposed Share Split will not have any material effect on our consolidated earnings. Nevertheless, our future consolidated earnings per share will correspondingly be reduced due to the increase in the number of ordinary shares in issue arising from the subdivision of our Shares after the implementation of the Proposed Share Split.

5. APPROVALS REQUIRED

Other than the approvals as disclosed in Section 1.2 above, the Proposals are subject to and conditional upon approval being obtained from our shareholders at our coming EGM.

6. HISTORICAL SHARE PRICES

The monthly high and low prices of our Shares traded on Bursa Securities for the last 12 months are as follows:

	High RM	Low RM
2006		
February	13.40	12.40
March	13.50	12.50
April	14.00	12.70
May	14.10	12.00
June	12.50	10.90
July	11.80	11.00
August	12.40	11.10
September	11.90	11.00
October	12.20	10.60
November	13.70	11.70
December	14.80	13.10
2007		
January	17.80	14.10

The last transacted market price on 15 January 2007 (being the date of the announcement of the Proposals):	RM15.80
The last transacted market price on the LPD:	RM15.90

(Source: Bloomberg)

7. DIRECTORS' RECOMMENDATION

Our Board, having considered all aspects of the Proposals, believes that the Proposals are in our best interest. Accordingly, our Board recommends that you vote in favour of the resolutions on the Proposals to be tabled at our coming EGM.

8. EGM

We will hold our EGM at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment, for the purpose of considering and if thought fit, passing the resolutions to give effect to the Proposals. The Notice of EGM is enclosed in this Circular.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed on it, so as to arrive at our Registered Office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for convening the EGM. You may attend and vote in person at the EGM, if you wish to do so, even if you have completed and returned the Form of Proxy.

9. FURTHER INFORMATION

Please refer to the attached appendix for further information.

Yours faithfully
for and on behalf of our Board

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

FURTHER INFORMATION

1. Directors' responsibility statement

Our Directors have seen and approved this Circular. They collectively and individually accept full responsibility for the accuracy of the information in this Circular. They confirm that, after making all reasonable enquiries and to the best of their knowledge and belief, there are no false or misleading statements in this Circular or material facts the omission of which would make any statement in this Circular misleading.

2. Consent

CIMB has given and has not subsequently withdrawn its written consent to the inclusion in this Circular of its name and all references in the form and manner in which they appear.

3. Documents available for inspection

Copies of the following documents may be inspected at our Registered Office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur during office hours on Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the EGM:

(i) Our Memorandum and Articles of Association;

(ii) Our audited consolidated financial statements for the past 2 financial years ended 31 December 2004 and 2005;

(iii) Our unaudited consolidated results for the 9-month period ended 30 September 2006; and

(iv) Letter of consent referred to in Section 2 above.

RESORTS WORLD BHD

(Company No. 58019-U)
(Incorporated in Malaysia under the Companies Act, 1965)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Resorts World Bhd ("**Resorts World**" or "**Company**") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment, for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION

PROPOSED SHARE SPLIT INVOLVING THE SUBDIVISION OF EACH OF THE EXISTING ORDINARY SHARES OF RM0.50 EACH IN RESORTS WORLD INTO 5 ORDINARY SHARES OF RM0.10 EACH IN RESORTS WORLD ("PROPOSED SHARE SPLIT")

"**THAT**, subject to the passing of the Special Resolution and approvals being obtained from the relevant regulatory authorities and parties (where required), approval be and is hereby given to the Directors of the Company to subdivide each of the existing ordinary shares of RM0.50 each in the Company, held by the registered shareholders of the Company whose names appear in the Register of Members at the close of business on a date to be determined by the Directors of the Company, into 5 ordinary shares of RM0.10 each in the Company ("**Split Shares**"), which will be fully paid-up;

THAT the Split Shares shall, upon allotment and issue, rank equal in all respects with each other;

AND THAT the Directors of the Company be and are hereby empowered, authorised and directed to do all such acts and things and take such steps, execute such documents and enter into any arrangements and agreements with any party or parties as they may deem fit, necessary, expedient and/or appropriate in order to implement, finalise and/or give effect to the Proposed Share Split with full powers to assent to any terms, modifications, conditions, variations and/or amendments as may be agreed to/required by the relevant regulatory authorities or as a consequence of any such requirement or as may be deemed necessary and/or expedient in the best interests of the Company."

SPECIAL RESOLUTION

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF RESORTS WORLD ("PROPOSED M&A AMENDMENTS")

"**THAT**, subject to the passing of the Ordinary Resolution and approvals being obtained from the relevant parties (where required), approval be and is hereby given to the Directors of the Company to:

(a) delete the existing Clause V of the Memorandum of Association of the Company in its entirety and substituting in place thereof the following new Clause V upon the implementation of the Proposed Share Split:

"The Capital of the Company is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each."; and

(b) delete the existing Article 5 of the Articles of Association of the Company in its entirety and substituting in place thereof the following new Article 5 upon the implementation of the Proposed Share Split:

"The authorised capital of the Company as at the date of adoption of these Articles is RM800,000,000/- divided into 8,000,000,000 ordinary shares of 10 sen each.""

By Order of the Board

TAN WOOI MENG (MIA 5002(RA))
Company Secretary

Kuala Lumpur
27 February 2007

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than 2) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints 2 proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment.

In the case of a corporation, the instrument appointing a proxy must be either under seal or signed by a duly authorised officer or attorney.

RESORTS WORLD BHD

(Company No. 58019-U)
(Incorporated in Malaysia under the Companies Act, 1965)

FORM OF PROXY

(Before completing the form, please refer to the notes overleaf)

"A" I/We .... NRIC No./Co. No.: ....
(FULL NAME IN BLOCK CAPITALS)

of ....
(FULL ADDRESS)

being a member of **RESORTS WORLD BHD ("RESORTS WORLD" or "Company")**, hereby appoint

.... NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her... NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her, the Chairman of the Meeting as my/our first proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment.

"B" If you wish to appoint a second proxy, please complete this section.

I/We .... NRIC No./Co. No.: ....
(FULL NAME IN BLOCK CAPITALS)

of ....
(FULL ADDRESS)

being a member of **RESORTS WORLD** hereby appoint

.... NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her... NRIC No.: ....
(FULL NAME)

of ....
(FULL ADDRESS)

or failing him/her, the Chairman of the Meeting as my/our second proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 March 2007 at 3.00 p.m., or at any adjournment.

The proportions of my/our holding to be represented by my/our proxies are as follows:

First Proxy "**A**"	%
Second Proxy "**B**"	%
	100%

In case of a vote taken by a show of hands, *First Proxy "A"/*Second Proxy "B" shall vote on my/our behalf.

My/Our proxy/proxies shall vote as follows:

	First Proxy "A"		Second Proxy "B"	
	FOR	**AGAINST**	**FOR**	**AGAINST**
ORDINARY RESOLUTION - PROPOSED SHARE SPLIT				
SPECIAL RESOLUTION - PROPOSED M&A AMENDMENTS				

(Please indicate with a "✓" in the spaces provided above how you wish your votes to be cast. Otherwise, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this .... day of 2007

....
Signature of Member

Number of ordinary shares held:	CDS Account No.:

* *Delete where inapplicable*

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than 2) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints 2 proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment.

In the case of a corporation, this Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.

Fold this flap for sealing

Then fold here

AFFIX
STAMP

THE COMPANY SECRETARY
RESORTS WORLD BHD (58019-U)
24TH FLOOR, WISMA GENTING
JALAN SULTAN ISMAIL
50250 KUALA LUMPUR

1st fold here

END